

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Mr. Wade D. Miquelon
Executive Vice President and Chief Financial Officer
Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

　　　　Re:　**Walgreen Co.**
　　　　　　Form 10-K for Fiscal Year Ended August 31, 2012
　　　　　　Filed October 19, 2012
　　　　　　File No. 001-00604

Dear Mr. Miquelon:

　　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Joel Parker

　　　　　　　　　　　　　　　　　Joel Parker
　　　　　　　　　　　　　　　　　Accounting Branch Chief